FORM U-12(I)-B (THREE-YEAR STATEMENT)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

     See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

     National Grid Transco plc (a registered holding company) and associated companies.

4. Position or relationship in which the undersigned is employed or retained by each of the companies names in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

     See attached Exhibit B

     (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:

     None

     (b) Itemized list of all other expenses:     No other expenses

National Grid Transco plc

By:    s/ Nick Winser
          Nick Winser

Date:    February 25, 2005

EXHIBIT INDEX

Exhibit No.	Description	Page
A	Name, position, corporate affiliation and business address of an individual who may act during 2005, 2006, and 2007 in matters included within the exemption provided by paragraph (b) of Rule 71	Filed herewith
B	Compensation received during the current year and estimated to be received over the next two calendar years and total amount of routine expenses charged to client in 2004	Filed herewith

EXHIBIT A

Name, position, corporate affiliation and business address of an individual who may act during 2005, 2006, and 2007 in matters included within the exemption provided by paragraph (b) of Rule 71:

Nick Winser
Group Director
National Grid Transco plc
NGT House
Warwick Technology Park
Gallows Hill
Warwick CV34 6DA

The duties of the above-listed individual may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and, possibly on rare occasions, Congress, or the staff of the Commissions, to present or discuss matters affecting the National Grid Transco plc companies. The time devoted to such activities represents only a small fraction of the time devoted to the duties of his above-listed position.

EXHIBIT B

	Total Compensation Received in 2004 (a)(c)	Estimated Compensation (b) 2005 2006 2007
Name of Recipient

Nick Winser

(Filed under confidential treatment pursuant to Rule 104(b))

(a)
Includes incentive compensation and other bonuses, if any, paid to recipient in calendar year 2004 and deferred amounts including shares and/or cash and excludes health insurance amounts and other non-cash fringe benefits.

(b)	Does not include an estimate of incentive compensation or other bonuses.
(c)	An exchange ratio of 1 pound sterling to $1.8377 was used.